AB 4/12



10030948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
APR 09 2010
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 21215 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers & Investors Co.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 N. 78th Street, Suite G3
(No. and Street)

Kansas City (City) Kansas (State) 66112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jerrod Foresman 913-299-5008
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Martin, LLC
(Name – *if individual, state last, first, middle name*)

411 Valentine Road, Suite 300 (Address) Kansas City, (City) Missouri (State) 64111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





AB 4/12

OATH OR AFFIRMATION

I, Jerrod Foresman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers & Investors Co., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title



NOTARY PUBLIC
STATE OF KANSAS
HANNAH M. EVANS
My Appt. Exp. 3/17/12


Hannah M Evans

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Bankers & Investors Co.

## Financial Statements

## December 31, 2009

**Bankers & Investors Co.**

**Table of Contents**

**December 31, 2009**



WEAVER & MARTIN

Board of Directors
Bankers & Investors Co.
Kansas City, Kansas

## Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Bankers & Investors Co. as of December 31, 2009 and the related statements of income, shareholder's equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bankers & Investors Co. as of December 31, 2009 and the results of its operations, shareholders' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver & Martin, LLC

Weaver & Martin, LLC
Kansas City, Missouri
February 19, 2010

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

**Bankers & Investors**
**Statement of Financial Condition**
**December 31, 2009**

| | | |
|---|---|---|
| Assets | | |
| Current assets: | | |
| Cash and cash equivalents | $ | 137,510 |
| Receivable from clearing account | | 25,322 |
| Prepaid expense | | 12,739 |
| Total current assets | | 175,571 |
| Office furniture and equipment, net of accumulated depreciation of $19,892 | | 9,022 |
| Other assets: | | |
| Goodwill | | 384,797 |
| Total other assets | | 384,797 |
| | $ | 569,390 |
| Liabilities & Shareholders' Equity | | |
| Current liabilities: | | |
| Accounts payable | $ | 113,417 |
| Payable to parent company related to income tax allocation | | 2,958 |
| Total current liabilities | | 116,375 |
| Commitments: | | |
| Shareholder's equity: | | |
| Common stock, no par value, 1,000 shares authorized, issued, and outstanding | | 32,131 |
| Additional paid-in capital | | 490,897 |
| Retained deficit | | (70,013) |
| Total shareholder's equity | | 453,015 |
| | $ | 569,390 |

See notes to financial statements.

**Bankers & Investors**
**Statement of Operations and Retained Deficit**
**For the Year Ended December 31, 2009**

| | |
|---|---|
| Revenues: | |
| Commissions income | $ 1,045,220 |
| Interest income | 32,410 |
| Other income | 13,840 |
| | 1,091,470 |
| Expenses: | |
| Depreciation | 6,464 |
| General administration | 1,088,109 |
| | 1,094,573 |
| Loss before income taxes | (3,103) |
| Provision for income tax benefit | 1,000 |
| Net loss | (2,103) |
| Retained deficit - December 31, 2008 | (67,910) |
| Net loss | (2,103) |
| Retained deficit - December 31, 2009 | (70,013) |

See notes to financial statements.

**Bankers & Investors**
**Statement Of Cash Flows**
**For the Year Ended December 31, 2009**

| | | |
|---|---|---|
| Operating activities: | | |
| Net loss | $ | (2,103) |
| Adjustments to reconcile net loss to cash flows used in operating activities: | | |
| Depreciation | | 6,464 |
| Change in assets and liabilities- | | |
| Prepaid expense | | (2,453) |
| Accounts receivable | | (39) |
| Accounts payable | | 17,016 |
| Accrued income taxes | | (4,022) |
| Cash provided by operating activities | | 14,863 |
| Increase in cash | | 14,863 |
| Cash, December 31, 2008 | | 122,647 |
| Cash, December 31, 2009 | $ | 137,510 |
| Supplemental cash flow information: | | |
| Interest paid | $ | - |
| Income taxes paid | $ | - |

See notes to financial statements.

**Bankers & Investors**
**Statement of Changes in Liabilities Subordinated to Claims of General Creditors**
**For the Year Ended December 31, 2009**

There were no liabilities subordinated to the claims of creditors at the beginning of, end of or at any time during the year ended December 31, 2009.

See notes to financial statements.

**Bankers & Investors Co.**
**Notes to Financial Statements**
**December 31, 2009**

## 1. Description of Business and Summary of Significant Accounting Policies

**Description of Business:**
Bankers & Investors Co. (the "Company") is a full service securities broker providing investment advisory and other related services to clients in the Midwestern United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of FINRA and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor. The Company is a wholly-owned subsidiary of Valley View Bancshares, Inc.

**Uses of Estimates:**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

**Furniture, Software and Equipment:**
Furniture, software, and equipment are carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective assets are charged against earnings in the period in which they are incurred. Depreciation is calculated on straight-line methods using estimated useful lives of three to five years.

**Long-lived Assets:**
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of December 31, 2009, there had been no impairment in the carrying value of long-lived assets.

**Income Taxes**
The Company files consolidated Federal and State income tax returns with its parent, Valley View Bancshares, Inc. In conformity with this treatment, the Company records an income tax expense or benefit, paid to or received from its parent monthly. The amount is calculated based on the Company's financial statement income or loss, multiplied by what is estimated to be a reasonable aggregate Federal and State income tax rate for the consolidated return. As of December 31, 2009, there are no current or deferred income tax assets or liabilities.

**Cash Equivalents:**
The Company's cash equivalents consist principally of cash and money market accounts with financial institutions with an original maturity of three months or less.

**Revenue Recognition:**
Revenue from securities and product sales is recognized when the clearing facility or the investment company settles the transaction and related commissions are earned. Expenses are recorded when the obligation is incurred.

**Financial Instruments:**
The carrying value of the Company's cash and cash equivalents, prepaid expenses, and accounts payable approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

2. **Goodwill**
The company has recorded goodwill "pushed down" from its parent company, Valley View Bancshares, Inc. Goodwill represents the excess of the purchase price of the parent's investment in the Company over the net book value of the Company's assets and liabilities at the date of purchase. The goodwill is tested for impairment at least annually. For the year ended December 31, 2009, management determined through such testing that the goodwill did not require impairment.

3. **Net Capital Requirements and SIPC Assessment**
The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $24,054 and a net capital ratio of 4.84 to 1.

The annual general assessment reconciliation form (SIPC-7) was waived by the Securities Investor Protection Corporation for the year ended December 31, 2009.

4. **Related Party Transactions**

The Company paid its parent $251,873 in networking agreement fees for the year ended December 31, 2009 representing occupancy costs at various bank locations.

The Company had a payable to its parent in the amount of $2,958 as of December 31, 2009 related to its income tax allocation.

Various administrative and personnel costs were paid directly by the Company's parent during the year ended December 31, 2009. The parent bills the Company for these costs with no mark-up and the Company reimburses the parent on a monthly basis.

5. **Commitments**

At December 31, 2009, the Company had not entered into any purchase or sales commitments.

6. **Fair Value Measurements**

The Company adopted ASC Topic 820-10 at the beginning of 2009 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

The level 1 assets for the Company includes cash.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are

observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

The Level 2 assets for the Company includes restricted cash and the liabilities include accounts payable and payable to the parent company. Due to the short term nature of its payables, the Company estimates the fair value of these assets and liabilities at their current basis.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are signifigant to the fair value of the asset or liability.

The Company has no level 3 assets or liabilities.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

| | Level 1 | Level 2 | Level 3 | Fair Value |
|---|---|---|---|---|
| Cash | $ 162,833 | $ - | $ - | $ 162,833 |
| Accounts payable | - | 113,417 | - | 113,417 |
| Payable to parent | - | 2,958 | - | 2,958 |
| Total | $ 162,833 | $ 116,375 | $ - | $ 279,208 |

**7. Subsequent Events**

The Company has evaluated all subsequent events through February 19, 2010, the date the financial statements were issued, and has no events to disclose.

## Supplemental Information

## Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

**Bankers & Investors**
**Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**December 31, 2009**

| | | |
|---|---|---|
| Net Capital: | | |
| Total shareholder's equity | $ | 453,015 |
| Ownership equity not allowable for net capital: | | |
| Office furniture and equipment, net | | 9,022 |
| Other deductions | | 22,113 |
| Goodwill | | 384,797 |
| Prepaid expenses | | 12,739 |
| Net capital before haircuts on investments | | 24,344 |
| Haircuts on investments | | 290 |
| Net capital | $ | 24,054 * |
| Aggregate indebtedness | $ | 116,375 |
| Computation of Basic Net Capital Requirement | | |
| Minimum net capital required | $ | 7,758 |
| Excess of net capital at 1000% | $ | 12,417 |
| Ratio : aggregate indebtedness to net capital | | 4.84 |

* A reconciliation between the audited computation of Net Capital and the unaudited computation as provided in the Part IIA FOCUS report was not needed as both computations produce the same Net Capital amount.

**Bankers & Investors**
**Schedule II - Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2009**

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

# Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5



WEAVER & MARTIN

**Report of Independent Registered Public Accounting Firm**
**on Internal Control Structure**
**Required by SEC Rule 17a-5**

To the Board of Directors
Bankers & Investors Co.
Kansas City, Kansas

In planning and performing our audit of the financial statements of Bankers & Investors Co. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 19, 2010 and such report expressed an unqualified opinion), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governments of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver & Martin, LLC

Weaver & Martin LLC
Kansas City, Missouri
February 19, 2010

# Bankers & Investors Co.

Statement of Assessment and Payments to the SIPC

For the Year Ended December 31, 2009



WEAVER & MARTIN

Board of Directors
Bankers & Investors Co.
Kansas City, Kansas

**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Bankers & Investors Co. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver & Martin, LLC
Kansas City, Missouri
March 13, 2010

Weaver & Martin, LLC

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

**Bankers & Investors Co.**
**Schedule of Assessment and Payments to the SIPC**
**For the Year Ended December 31, 2009**

| | | | |
|---|---|---|---|
| Total Revenue | | | |
| April to June 2009 | 244,821 | | |
| July to December 2009 | 602,438 | | |
| | | | 847,259.00 |
| Direct Expenses | | | |
| April to June 2009 | 3,301 | | |
| July to December 2009 | 9,187 | | |
| | | 12,488.00 | |
| Interest Expense | | | |
| April to June 2009 | - | | |
| July to December 2009 | 46 | | |
| | | 46.00 | |
| Total Deductions | | | 12,534.00 |
| SIPC Net Operating Revenues | | | 834,725.00 |
| General Assessment @ .0025 | | | 2,086.81 |
| Total due for the year ended December 31, 2009 | | | $ 2,086.81 |
| 1/12/09 Payment to SIPC | | | 150.00 |
| 7/22/09 Payment to SIPC | | | 462.00 |
| 02/26/10 Payment to SIPC | | | 1,475.00 |
| Total paid for the year ended December 31, 2009 | | | $ 2,087.00 |